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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               DRYCLEAN USA, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.25
                         (Title of Class of Securities)

                                   262432-10-7
                                 (CUSIP Number)

                                Lloyd Frank, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
                  ---------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 2004
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

CUSIP No. 262432-10-7                   13D                  Page 2  of  7 Pages
--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Alan I. Greenstein
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds: PF


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             13,200
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,520,954/1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        1,013,200
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,534,154
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        64.6%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

--------
1. Includes 1,000,000 of the shares owned by the Reporting Person and 3,520,954 of the shares owned by others that are subject to a Stockholders Agreement with the Reporting Person concerning, among other things, voting for the election of directors, as a result of which the Reporting Person may be deemed to be the beneficial owner of such shares with shared voting power.

CUSIP No. 262432-10-7                   13D                  Page 3  of  7 Pages
--------------------------------------------------------------------------------

This Amendment No. 1 ("Amendment No. 1") amends in their entirety Items 5, 6 and 7 contained in the Schedule 13D filed on July 29, 2004 (the "Original Statement") by Alan I. Greenstein (the "Reporting Person") with respect to the Reporting Person's beneficial ownership of Common Stock, $.025 par value (the "Common Stock"), of DRYCLEAN USA, Inc. The Original Statement, as amended by this Amendment No. 1, is referred to collectively as the "Statement."

Item 5     Interest in Securities of the Issuer

         The following information is as at December 28, 2004:

(a) (i) Amount Beneficially Owned: 4,534,154. Includes, in addition to 13,200 shares owned by the Reporting Person which are not subject to the Stockholders Agreement discussed in Item 6 of this Statement, the following shares that are subject to the Stockholders Agreement: (a) 1,000,000 (14.3%) of the Issuer's outstanding shares of Common Stock owned by the Reporting Person and (b) 1,760,477 (25.1%) of the Issuer's outstanding shares of Common Stock owned by each of Michael S. Steiner and William K. Steiner (an aggregate of 3,520,954 or 50.2% of the Issuer's Common Stock). As a result of the Stockholders Agreement, the Reporting Person, Michael S. Steiner and William K. Steiner are deemed to be a "group," within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Exchange Act"), and, therefore, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of all of the 4,520,954 Shares subject to the Stockholders Agreement, which represent 64.5% of the Issuer's 7,014,450 shares of Common Stock outstanding as of December 28, 2004.

         (ii) Percent of Class: 64.6% based on 7,014,450 shares of the Issuer's Common Stock outstanding on December 28, 2004.

(b)      Number of shares to which such person has:

         (i)      sole power to vote or to direct the vote - 13,200

         (ii)     shared power to vote or to direct the vote - 4,520,954

         (iii)    sole  power to  dispose  or to  direct  the  disposition  of -
                  1,013,200

         (iv)     shared power to dispose or to direct the disposition of - 0

         (c) The following is a schedule of the transactions by the Reporting Person in the Issuer's Common Stock during the 60 days immediately preceding the filing of this Amendment:

        Date of                    Number of Shares
      Transaction            Acquired         Disposed of         Price     Nature of Transaction
      -----------            --------         -----------         -----     ---------------------
        12/28/04                 0              250,000           $1.45     Private Transfer (Sale) to
                                                                            Michael S. Steiner

        12/28/04                 0              250,000           $1.45     Private Transfer (Sale) to
                                                                            William K. Steiner

CUSIP No. 262432-10-7                   13D                  Page 4  of  7 Pages
--------------------------------------------------------------------------------


         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the Reporting Person.

(e)      Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

         On December 28, 2004, the Reporting Person purchased 750,000 shares of the Issuer's Common Stock from each of Michael S. Steiner and William K. Steiner for a purchase price of $1,087,500 ($1.45 per share) payable to each Seller, consisting of $350,000 in cash and a $737,500 Promissory Note payable on July 22, 2005 secured by the shares sold. On December 28, 2004, the Reporting Person transferred to each of the Michael S. Steiner and William K. Steiner 250,000 of those shares, with the Promissory Notes to each of Michael S. Steiner and William K. Steiner being reduced by $362,500 to $375,000.

         Contemporaneously with the original transaction, on July 22, 2004, the Reporting Person and Michael S. Steiner and William K. Steiner entered into a Stockholders Agreement regarding the voting of shares then owned of record by them. On December 28, 2004, the parties amended such Stockholders Agreement (as amended, the "Stockholders Agreement") to reflect the revised share ownership of the parties. Under the Stockholders Agreement, Michael S. Steiner and William K. Steiner (together with any transferees to whom either of them transfers Shares, as defined below, to the extent of the Shares so transferred, collectively, the "Steiner Family Stockholders") and the Reporting Person (together with any transferee to whom he transfers Shares, to the extent of the Shares so transferred, collectively, the "Greenstein Stockholders") have agreed, except to the extent otherwise agreed from time to time by each of (a) the holders of a majority of the Shares held by the Greenstein Stockholders and (b) the holders of a majority of the Shares held by the Steiner Family Stockholders, to vote the 1,760,477, 1,760,477 and 1,000,000 shares of the Issuer's Common Stock owned of record by Michael S. Steiner, William K. Steiner and the Reporting Person, respectively (collectively the "Shares"), to elect as directors of the Issuer
(x) one designee as may be selected by the holders of a majority of the Shares held by the Greenstein Stockholders and (y) such other designees as may be selected by the holders of a majority of the Shares held by the Steiner Family Stockholders. Should any designee of the Greenstein Stockholders or the Steiner Family Stockholders resign, determine not to seek re-election to the Issuer's Board of Directors (the "Board"), be removed from office, die, become incapacitated or otherwise cease to serve on the Board, and should such designee not be replaced by the Board with the a designee recommended to the Board by the stockholder group who designated the director being replaced, or should such designee's term of office expire, the parties to the Stockholders Agreement agree to take all such action as may be permitted under the Issuer's Certificate of Incorporation or By-laws and laws of its state of incorporation to promptly call a special or other meeting of stockholders of the Issuer and vote, or execute a written consent, to elect as the successor to such former director a person designated by the holders of a majority of the Shares held by the stockholder group whose designee is to be replaced. The Stockholders Agreement is to terminate on the earliest to occur of (i) the date agreed to in writing by the owners of record of a majority of the Shares and (ii) the liquidation of the Issuer or the Issuer's merger with, or sale of substantially all of its assets to, or another change in control transaction with, another entity that is approved by the Board, following which transaction or series of transactions the stockholders of the Issuer immediately prior to the first of

CUSIP No. 262432-10-7                   13D                  Page 5  of  7 Pages
--------------------------------------------------------------------------------

such transactions do not own more than 50% of the outstanding voting power of the resulting entity at the effective date of the last of such transactions.

Item 7     Material to be Filed as Exhibits

Exhibit No.           Description

       1(a) Investment Letter, dated July 22, 2004, from the Reporting Person to Michael S. Steiner

       1(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

       1(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

       2(a) Investment Letter, dated July 22, 2004, from the Reporting Person to William K. Steiner

       2(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

       2(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

       3(a) Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner (1)



       4(b) Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner to the Stockholders Agreement dated as of July 22, 2004 among them.
                  (2)

--------------------
(1) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.

(2)    Filed herewith.

CUSIP No. 262432-10-7                   13D                  Page 6  of  7 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2004

                                                     /s/ Alan I. Greenstein
                                                     ---------------------------
                                                     Alan I. Greenstein

CUSIP No. 262432-10-7                   13D                  Page 7  of  7 Pages
--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


Exhibit No.           Description

         1(a) Investment Letter, dated July 22, 2004, from the Reporting Person to Michael S. Steiner

         1(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

         1(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of Michael S. Steiner.

         2(a) Investment Letter, dated July 22, 2004, from the Reporting Person to William K. Steiner

         2(b) Promissory Note, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

         2(c) Security Agreement, dated July 22, 2004, from the Reporting Person in favor of William K. Steiner.

         3(a) Stockholders Agreement dated as of July 22, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner (1)

         4(b) Amendment dated December 28, 2004 by and among the Reporting Person, Michael S. Steiner and William K. Steiner and to the Stockholders Agreement dated as of July 22, 2004 among them.
                  (2)

--------------------
(1) Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated (date of earliest event reported) July 22, 2004.

(2)    Filed herewith.